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Exhibit 99.4
FLAMEL TECHNOLOGIES
Société Anonyme with capital of 2,933,195 euros
Registered office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
LYON Trade and Companies Register No. 379 001 530
REPORT BY THE BOARD OF DIRECTORS TO THE COMBINED SHAREHOLDERS
MEETING HELD ON JUNE 3, 2008
Ladies and Gentlemen:
We have called you to meet in the form of a SHAREHOLDERS MEETING in order to submit the following questions to you for your approval as extraordinary matters:
1.	a project for installation of a new plan for a free allocation of shares bearing on two hundred thousand (200,000) shares,

2.	a project for issue of a total of two hundred and fifty thousand (250,000) securities offering access to the capital, taking the form of autonomous stock warrants (BSA) reserved for the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors,

3.	a project for a capital increase reserved for the employees.
Before informing you of the details about these operations, we would like to remind you that you will find all information relative to the important events of the year 2007 for Flamel and to the figures for the financial year ending on December 31, 2007 in your Board’s management report.
1. A project for installation of a new plan for a free allocation of shares to the benefit of the members of the salaried staff and/or of certain authorized agents (Article L.225-197-1 of the Code of Commerce) (twelveth resolution)
We propose that you should delegate the option to the Board of Directors, for a duration of 38 months, to proceed, within the framework of Article L.225-197-1 of the Code of Commerce, with a free allocation of new shares resulting from a capital increase by incorporation of reserves, premiums on shares or profits.
The beneficiaries of the said allocations could be:
-	The members of the salaried staff or certain categories among them, both of the Company and of the companies connected with it directly or indirectly, under the conditions Article L 225-197-2 of the Code of Commerce;

-	The authorized agents meeting the conditions set forth in Article L 225-197-1 of the Code of Commerce.

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We propose that you authorize the Board of Directors to allocate, without charge, two hundred thousand (200,000) shares at the most.
The allocation of the shares to the French resident beneficiaries will be definitive only at the end of an acquisition period having a minimum duration of two (2) years starting with the Board’s decision to allocate the shares. However, the shares will be definitively allocated before the end of the said period in case of disability of the beneficiary corresponding to classification in the second or the third of the categories provided for in Article L341-4 of the Social Security Code.
Furthermore, the French resident beneficiaries shall have to keep the shares allocated for a minimum duration of two years starting with the time of their definitive allocation. As an exception, the shares allocated shall be freely transferable in case of a request for award filed by the heirs of a deceased beneficiary or in case of disability of the beneficiary corresponding to their classification in the above-mentioned categories of the Social Security Code.
As a departure from the foregoing, the beneficiaries who are not French residents on the date of allocation for whom the generating fact of taxation coincides with the end of the period of acquisition shall definitively receive the shares at the end of a minimum acquisition period of (4) four years, except in case of disability, as mentioned above. Those same beneficiaries shall not then be required to observe any period for keeping the shares.
The Board of Directors shall have the option of increasing the duration of the said minimum acquisition and preservation periods.
Within the limits set above, the Board shall hold full powers for determine the conditions and, if the case arises, the criteria for allocation of the shares, determine the identity of the beneficiaries of the free allocations from among the persons complying with the conditions set above, as well as the number of shares due to each of them, determine the effects on the beneficiaries’ rights of the operations modifying the capital or which might influence the value of the shares to be allocated and carried out during the periods of acquisition and of preservation, if the case arises, record the existence of sufficient reserves and carry out, at the time of each allocation, the transfer to an account of frozen reserves of the amounts required for paying up the new shares to be awarded, decide on the capital increase or increases by incorporation of reserves, premiums on shares or profits, related to the issue of the new shares allocated without charge, carry out the required acquisitions of shares by means of sale offers made to all shareholders in proportion to the number of ordinary shares held by each of them, take all useful steps to guarantee respect for the preservation obligation incumbent on the beneficiaries, and generally do, within the framework of the rules and regulations in effect, everything made necessary by implementation of the present authorization.
The present authorization shall entail, by right, a waiver by the shareholders of their preferential application right to the new shares issued by incorporation of reserves, premiums on shares and profits.
2. Project for issue of a total of two hundred and fifty thousand (250,000) autonomous stock warrants (BSA) reserved for the category of persons consisting of the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors (thirteenth resolution)
During the present meeting, we will put a proposal to you for renewing the mandates of Messrs. Elie Vannier (Chairman of the Board of Directors), Lodewijk J. R. De Vink, Frank JT Fildes, Frédéric Lemoine, John L. Vogelstein and Stephen H. Willard (Chief Executive Officer).

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The Company believes compensation in the form of shares is the most effective way of having the interests of the directors and of the employees converge, and of keeping key staff.
Hence, and in the light of their important contribution to Company management, we propose to you to authorize issue of a maximum of two hundred and fifty thousand (250,000) stock warrants (BSA) in the same form as the ones used previously to compensate the members of the Board of Directors of the company.
In order to give the Board the greatest possible flexibility, we propose that you authorize the Board to use the said authorization for a period of eighteen (18) months, and to delegate the powers to the Board for determining the beneficiaries of the stock warrants (BSA) and the subscription price of the said stock warrants (BSA) in the light of their fair value.
This decision to issue stock warrants (BSA) presupposes, if you decide to adopt it, elimination of the shareholders’ preferential application rights to the stock warrants (BSA), in order to reserve subscription thereto for their beneficiaries.
We inform you that with respect to the said two hundred and fifty thousand (250,000) stock warrants (BSA), you will have to suppress the shareholders’ preferential application right appearing in Article L. 225-132 of the Code of Commerce, and reserve applications for a category of persons consisting of the Company’s directors who are neither authorized agents nor Company employees, but including the Chairman of the Board of Directors.
We propose to you that you authorize the Board of Directors to issue a maximum of two hundred and fifty thousand (250,000) stock warrants (BSA) for a subscription price having to be paid up in full at the time of subscription by cash payments, and set by the Board of Directors on the basis of a valuation made by an independent expert. The said valuation shall have to correspond to the fair value of the stock warrants (BSA), and in particular shall include the subscription price of the shares as determined by the Board of Directors in accordance with the provisions in the following paragraph.
We propose to you to decide that a stock warrant (BSA) shall give its holder, subject to the terms and conditions defined below and by the decision of the Board of Directors relative to the issue of the stock warrants (BSA), the right to subscribe to one (1) Company share, at a subscription price to be determined by the Board of Directors with reference to the trading price of the share, in the form of ADS, on the NASDAQ, at the close of that market on the day preceding the decision by the Board of Directors relative to the issue of the stock warrants, but only as long as the said price is no less than 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty trading sessions prior to the said decision; in that case, the price of the share shall have to be equal to 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty sessions preceding the decision by the Board of Directors relative to issue of the stock warrants.
We propose that you decide that each stock warrant (BSA) may be exercised by its holder subject to the terms and conditions defined below and decided on by a decision made by the Board on the occasion of the issue of the stock warrants (BSA), and at the latest within four (4) years following their issue, and only as long as the said holder is a member of the Board of Directors on the day of the said exercise.
We propose that you decide that starting with the time of issue of the stock warrants (BSA), the Company shall be entitled to do the following:

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-	modify its form,

-	modify its business purpose,
-	modify the rules regarding the distribution of its profits, redeem its capital, subject to taking the steps required for maintaining the rights of the holders of the stock warrants (BSA) under the conditions laid down in Article L. 228-99 of the Code commerce,

-	create preferred shares, subject to taking the steps required for maintaining the rights of the holders of the stock warrants (BSA) under the conditions laid down in Article L. 228-99 of the Code of Commerce.
We propose that you decide that if the Company decides to issue securities including a preferential application right for the shareholders, to increase its capital by incorporation of reserves, profits or premiums on shares, or to distributes reserves in cash or in portfolio securities, or decides to modify the distribution of its profits by issuing preferred shares, the Company shall take the required steps for maintaining the rights of the holders of stock warrants (BSA) under the conditions defined in Article L. 228-99 of the Code of Commerce.
We propose that you decide that in case of a reduction of its capital, whether or not that is due to losses, and carried out by reducing the par value or the number of securities constituting the capital, the rights of the holders of the stock warrants (BSA) shall be reduced as a result, as if they had exercised them before the date on which the capital reduction has become final.
We propose that you take note, pursuant to the provisions of Article L. 228-103 et seq. of the Code of Commerce, that the holders of the stock warrants (BSA) are grouped by right, for defence of their common interests, into a whole enjoying legal personality. The general meetings of the holders of the stock warrants (BSA) are called to authorize any modification of the issue contract and to rule on any decision affecting the conditions regarding subscription to or allocation of capital securities determined at the time of the issue. Each stock warrants (BSA) creates a right to one vote. The quorum and majority conditions are the ones established in the second and third paragraphs of Article L. 225-96 of the Code of Commerce. The meeting expenses as well as, in a general way, all expenses relating to the functioning of the whole are for the Company’s account.
We propose that you decide on issue of a maximum number of Company shares with a par value of 0.12196 euros each, to which exercise of the stock warrants (BSA) issued will create a right, namely a capital increase in a maximum nominal amount of 30,490 euros, to which one must add, if the case arises, a number of additional shares to be issued to safeguard the rights of the holders of the stock warrants (BSA) under the conditions defined in Article L. 228-99 of the Code of Commerce.
We propose that you decide that the new shares delivered to the subscriber at the time of exercise of its stock warrants (BSA) shall be subject to all of the provisions of the Articles of incorporation, and shall bear dividend rights as of the time of their issue.
We propose that you set the duration of validity of the present authorization at eighteen (18) months, starting with the date of the present meeting.
We propose that you take note, pursuant to the provisions of Article L. 225-138 of the Code of Commerce, of the fact that the issue of the stock warrants (BSA) shall have to be carried out within a period of eighteen (18) months, starting with the date of the present meeting.
Finally, we propose that you decide to grant full powers to the Board of Directors to implement the present authorization, pursuant to the provisions and within the

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limits to be laid down in your resolution, and in particular for the following purposes:
-	issue the stock warrants (BSA) and determine their subscription price,

-	close out the list of the beneficiaries within the defined category of persons,

-	determine the subscription price of the shares to be issued upon exercise of the stock warrants (BSA), subject to the terms and conditions laid down in your resolution, the opening and closing dates of the subscriptions, and the definitive conditions of the said issue, and enter the premium on shares, if any,

-	order early closing of the subscription or extend it, depending on the case,

-	gather the subscriptions to the stock warrants (BSA) and the payments relating thereto,

-	record the number of shares issued due to exercise of the stock warrants (BSA), carry out the formalities resulting from the corresponding capital increases and make the related modifications of the Articles of incorporation,

-	take any steps to ensure protection of the holders of stock warrants (BSA) in case of a financial operation concerning the Company, this pursuant to the legal and regulatory provisions in effect, and in a general way, take all steps and carry out all formalities that are useful in connection with the present issue.
3. Proposal to authorize the Board to increase the share capital by issue of shares reserved for the employees (fourteenth resolution)
Pursuant to the provisions of Article L. 225-129-6 of the Code of Commerce and of Article L. 443-5 of the Labour Code, we remind you that the shareholders must make a decision on a draft resolution aimed at carrying out a capital increase under the conditions laid down in Article L. 443-5 of the Labour Code (reserved, directly or through the intermediary of a company investment fund, for the members of a company savings plan, even in the absence of such a plan within the Company), on the occasion of each capital increase by cash conveyance that is proposed to them.
As a result of the operations regarding a capital increase listed above, we therefore invite you to make a decision on the proposed capital increase reserved for the Company’s employees (fourteenth resolution).
Such a resolution implies the suppression of the preferential application right granted to the shareholders, to the holders of stock warrants and to any other holder of securities offering access to the Company’s capital, pursuant to the applicable legal and regulatory provisions.
In order to comply with this legal requirement, we are submitting for your approval a draft resolution authorizing the Board of Directors and delegating to it, for a period of twenty-six months, the powers required for increase in the share capital, in a nominal amount equal at most to 1% of the share capital on the date of the present meeting, to set the issue price under the conditions laid down in the provisions of Article L. 443-5 of the Labour Code, subject to supervision by the Auditor, and to determine the number of shares allocated to each beneficiary pursuant to the provisions of Article L. 225-138 of the Code of Commerce.
We draw your attention to the fact that the Company does not have a company savings plan.

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Furthermore, the Board of Directors considers that the present authorization is unnecessary in view of the Company’s situation. Hence we invite you to vote against this resolution.
4.Powers for formalities (fifteenth resolution)
The fifteenth resolution is a usual one granting the required powers for carrying out the notice and other formalities to be required in the light of the nature of the present combined SHAREHOLDERS MEETING of an ordinary and extraordinary nature.
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In the light of the draft resolutions subject to the jurisdiction of the Ordinary Shareholders’ Meeting (first to the eleventh resolution), which you will find described in the management report submitted by your Board of Directors, we advise the shareholders to vote in favour of these resolutions.
Furthermore, and in the light of the draft resolutions subject to the jurisdiction of the Extraordinary shareholders meeting (twelveth to fifteenth resolution), we advise the shareholders to vote in favour of the twelveth, thirteenth and fifteenth resolution, and to vote against the fourteenth resolution.
The Board of Directors